Exhibit 34.2

Report of Independent Registered Public Accounting Firm

The Board of Directors

General Electric Company, which is successor by merger to General Electric Capital Corporation (formerly known as General Electric Capital LLC):

We have examined management’s assessment, included in the accompanying Management’s Assessment of Compliance, that General Electric Company, which is successor by merger to General Electric Capital Corporation (formerly known as General Electric Capital LLC) (the “Company”) complied with the servicing criteria set forth in Item 1122(d) of the Securities and Exchange Commission’s Regulation AB for asset-backed securities transactions for which the Company acted as servicer involving private-label and co-branded credit card receivables and excluding private asset-backed securities transactions involving receivables that are not originated through the retail card segment of Synchrony Financial (the Platform), as of and for the twelve months ended December 31, 2015. Management has determined that servicing criteria 1122(d)(1)(ii) and 1122(d)(1)(iv) are applicable to the activities it performs with respect to the Platform, and that all other servicing criteria set forth in Item 1122(d) are not applicable to the servicing services provided by the Company with respect to the Platform. Due to the transfer of servicing responsibilities as of 1:00 a.m. (New York City time) on December 2, 2015, servicing criteria 1122(d)(1)(ii) and 1122(d)(1)(iv) are only applicable to the Platform as of 1:00 a.m. (New York City time) on December 2, 2015 and for the period from January 1, 2015 through 1:00 a.m. (New York City time) on December 2, 2015. Appendix B to Management’s Assessment of Compliance identifies the individual asset-backed transactions and securities defined by management as constituting the Platform. Management is responsible for the Company’s compliance with the servicing criteria. Our responsibility is to express an opinion on management’s assessment about the Company’s compliance based on our examination.

Our examination was conducted in accordance with the attestation standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included examining, on a test basis, evidence about the Company’s compliance with the servicing criteria specified above and performing such other procedures as we considered necessary in the circumstances. Our examination included testing selected asset-backed transactions and securities that comprise the Platform, testing selected servicing activities related to the Platform, and determining whether the Company processed those selected transactions and performed those selected activities in compliance with the servicing criteria. Furthermore, our procedures were limited to the selected transactions and servicing activities performed by the Company during the period covered by this report. Our procedures were not designed to determine whether errors may have occurred either prior to or subsequent to our tests that may have affected the balances or amounts calculated or reported by the Company during the period covered by this report for the selected transactions or any other transactions. We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide a legal determination on the Company’s compliance with the servicing criteria.

In our opinion, management’s assessment that the Company complied with the aforementioned servicing criteria as of and for the twelve months ended December 31, 2015, as applicable to the activities performed by the Company as of 1:00 a.m. (New York City time) on December 2, 2015 and for the period from January 1, 2015 through 1:00 a.m. (New York City time) on December 2, 2015, is fairly stated, in all material respects.

/s/ KPMG LLP

Chicago, Illinois
March 28, 2016